Exhibit 99.1

Agria Announces Rule 10b5-1 Share Repurchase Plan

AUCKLAND, NEW ZEALAND— October 6, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that its Board of Directors approved a Rule 10b5-1 plan that will implement the $10 million share repurchase authorization announced in June 2016. An independent U.S. broker-dealer is acting as the Company’s agent to purchase its ADSs on pre-arranged terms pursuant to the Rule 10b5-1 Plan during a period beginning on October 1, 2016 and ending on December 31, 2017.

Agria Executive Chairman Alan Lai commented, “We are optimistic about the outlook for Agria and our primary subsidiary PGG Wrightson, and believe that our valuation does not mirror this confidence. In fact, we noted on our fiscal 2016 earnings call that the net fair market value of our assets—in particular our ownership stake in PGW—far exceeds our current ADS price. Taking advantage of this valuation anomaly is one of several very attractive uses of capital for us.”

Lai continued, “Our Board adopted the 10b5-1 plan in order for us to safely purchase our ADSs immediately and regularly. In addition, we are able to purchase additional blocks when financially attractive under the 10b-18 rule. Purchases have already been executed.”

The share repurchases may be effected on the open market at prevailing market prices from time to time as market conditions warrant, or in privately negotiated transactions. All purchases will be implemented in accordance with the Company’s securities trading policy and applicable requirements of Rules 10b5-1 and 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or other legally permissible ways in accordance with applicable rules and regulations.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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